

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 19, 2017

Tim Van Hauwermeiren
Chief Executive Officer
argenx N.V.
Willemstraat 5
4811 AH, Breda, the Netherlands

> **Re: argenx N.V.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted April 5, 2017**
> **CIK No. 0001697862**

Dear Mr. Van Hauwermeiren:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview of Our Anticipated Restructuring and Redomiciliation, page 161

1. We note your plans to redomicile from the Netherlands to Belgium following completion of the offering. Please tell us whether you intend to register the offer of securities in the redomiciliation under the Securities Act of 1933. If you do not intend to register the transaction, please tell us the exemption(s) from registration upon which you intend to rely, including the facts supporting your reliance on such exemption(s). Please also provide us with your analysis as to whether the tender offer rules will apply to this transaction.

2. We note that your purpose for the redomiciliation is that value creation is not properly aligned with your intellectual property ownership structures as required under the Base Erosion and Profit Shifting project of the Organization for Economic Co-operation and Development, and that you face a compliance burden as a company existing under Dutch law with shares listed on Euronext Brussels. Please disclose the potential risks or costs to the company that may occur if you are unable to complete the redomiciliation.

Phase 1 Part of Phase 1/2 Clinical Trial in Patients with Advanced Malignancies Expressing CD70, page 122

3. We note your response to our prior comment 13. Please disclose the definitions used for Grade 3 and Grade 4 drug-related adverse events.

Collaborations, page 132
License Agreements, page 136

4. We note your discussion in these sections of several collaboration and license agreements. However, you have only filed the patent license agreement with The Board of Regents of the University of Texas System as an exhibit. Please file these agreements as exhibits to the registration statement or tell us why you believe that you are not required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

Description of Share Capital, page 189
Preemptive Rights, page 190

5. We note your disclosure that the shareholders at the General Meeting on April 26, 2017 will be asked to designate the board of directors to issue additional shares and grant rights to subscribe for shares and to limit or exclude preemption rights of shareholders for such shares for a period starting on April 26, 2017 and ending on December 31, 2017 and for a period of 18 months from the day of the meeting. We also note that the first authorization is for the purpose of admission to listing and trading of the new ordinary shares on NASDAQ while the second authorization can also be used for such purpose. Please disclose the main purpose for the limitation or exclusion of the preemptive rights for the second authorization for 18 months and whether such limitation or exclusion is intended to benefit specific persons. Refer to Form 9.A.3 of Form 20-F.

You may contact Sasha Parikh at (202) 551-3627 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Erin Jaskot, Special Counsel, at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Edwin O'Connor
        Goodwin Procter LLP